U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

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                              VIRTUAL REALITY, INC.
                 (Name of Small Business Issuer in its Charter)

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              Nevada                                   87-0393256
      (State of Incorporation)           (I.R.S. Employer Identification Number)


     116 John Street - Suite 1300
       New York, New York                                  10038
(Address of principal executive offices)                (Zip Code)


                                 (212) 619-3100
                           (Issuer's telephone number)

Securities to be registered under Section 12(b) of the Act:



Title of each class to be so registered      Name of each exchange on which each
                                             class is to be registered
None


--------------------------------------------------------------------------------

Securities to be registered under Section 12(g) of the Act:

                          COMMON STOCK, $.015 PAR VALUE
                                (Title of class)

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
                                Table of Contents

PART I.......................................................................... 1
         Item 1. Description of Business........................................ 1
                  The Company................................................... 1
                           General  ............................................ 1
                           Business ............................................ 2
                                    General..................................... 2
                                    Letter of Intent for Intellashop.com........ 2
                                    Intellashop.com............................. 2
                                    Intellashop's Business Strategy.  .......... 6
                                    Intellashop's Operations and Technology..... 8
                  Employees..................................................... 9
                  Competition................................................... 9

         Item 2.  Plan of Operation.............................................11
                  Cash Requirements.............................................11
                  Research and Development......................................12
                  Purchase of Equipment.........................................13
                  Employee Hiring Schedule......................................13

         Item 3. Description of Properties......................................14

         Item 4. Security Ownership of Certain Beneficial Owners and Management.14

         Item 5. Directors, Executive Officers, Promoters and Control Persons...15

         Item 6.  Executive Compensation........................................16

         Item 7. Certain Relationships and Related Transactions.................17

         Item 8. Description of Securities......................................19

PART II  .......................................................................21
         Item 1. Market Price of and Dividends on the Registrant's
                  Common Equity and Other Shareholder Matters...................21

         Item 2. Legal Proceedings..............................................22

         Item 3. Changes in and Disagreements with Accountants..................22

         Item 4. Recent Sales of Unregistered Securities........................22

         Item 5. Indemnification of  Directors and Officers.....................25

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
PART F/S .......................................................................27
         Financial Statements...................................................27

PART III .......................................................................28
         Item 1. Index to Exhibits..............................................28

                           FORWARD LOOKING STATEMENTS

     In this registration statement references to "Virtual Reality," "the Company," "Intellashop," "we," "us," and "our" refer to Virtual Reality, Inc. and assumes the acquisition of Intellashop, Inc. This Form 10-SB contains certain forward-looking statements. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within Virtual Reality's control. These factors include but are not limited to economic conditions generally and in the industries in which Virtual Reality may participate; competition within Virtual Reality's chosen industry, including competition from much larger competitors; technological advances and failure by Virtual Reality to successfully develop business relationships.

                                     PART I

                         Item 1. Description of Business

THE COMPANY

General

     Virtual Reality, Inc. (the "Company") was originally organized under the laws of the State of Utah on October 9, 1981 under the name Stepro, Inc. On September 25, 1991, shareholders of the Company approved a change of corporate domicile to the State of Nevada. Thereafter, on December 31, 1991, the Company acquired Technology Innovation Group, Inc. ("TIG"), and amended its Articles of Incorporation to change its name to "Virtual Reality, Inc."

     At the time of its acquisition, TIG specialized in the development and manufacturing of new technology and systems for aerospace applications in technical disciplines such as electro- optical systems for space flight, helmet-mounted displays, artificial intelligence, holographic optical designs, and engineering and training simulation. Through this wholly owned subsidiary, the Company was able to develop proprietary designs for the military, NASA, and major aerospace firms. Its customers included the U.S. Air Force, U.S. Naval Ocean Systems Command, Martin-Marietta, United Technologies, Northrop, and CAE. In 1992, the Company was listed for quotation on the OTC-Bulletin Board, under the symbol, "VIRT." At this time, management decided to pursue the objective of applying its high technology to the development and production of commercial virtual reality equipment and systems and transferred all of the technology and assets of TIG to the Company.

     Since the Company was dependent primarily on doing business with the Federal government, pursuing commercial acceptance proved to be very difficult and expensive. In 1996, the present management of the Company acquired control and attempted to compete in an industry characterized by rapid obsolescence of technology and filled with large competitors with substantial resources. By late 1997, it became clear that the Company was unable to continue on such a course without the infusion of significant capital. Despite exploring a number of financing opportunities and potential strategic alliances or acquisition targets with complimentary businesses and services, in the opinion of management, no opportunity was available on terms acceptable to the Company. Without sufficient capital, the Company's technology became increasingly obsolete and in 1997, the Company's patent protecting its technology expired.

     By 1999, the Company decided to suspend its business plan incorporating its virtual reality technology and placed much of its prototypes and designs in storage. The Company then began investigating opportunities to utilize and exploit the Company's goodwill, as well as the contacts and experience of its management in the area of high technology, by exploring potential strategic alliances or acquisition candidates involved with the Internet. As a result, in February


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2000, the Company entered into a letter of intent, confirming the parties'
understandings of January 7, 2000, for the acquisition of Intellashop, Inc., a corporation organized under the laws of Anguilla ("Intellashop" or "Intellashop.com"), and an advanced technology real-time personal shopping agent with its "Intellashop.com" Web site.

Business

     General. In 1991, the Company entered the high technology industry with the acquisition of TIG, as a wholly owned subsidiary. Through this subsidiary, the Company was able to create and manufacture unique virtual display systems for advanced aerospace applications such as electro-optical systems for space flight, helmet-mounted displays, holographic optical designs, artificial intelligence, and training simulation. Purchasers included: the Air Force, Naval Ocean Systems Command, Martin-Marietta, United Technologies, Northrop, and CAE.

     In an attempt to exploit the potential commercial markets such as the fields of medicine, entertainment, education, training, and communication, all of the technology and assets of TIG was transferred to the Company. Subsequently, the Company made an attempt to advance the development of a new generation of Head Mounted Displays ("HMD's"), utilizing its electro- optical technology, for commercial applications. However, faced with rapidly evolving technology, increased competition, and the lack of financing, the Company was not able to successfully enter the commercial market. Confronted with older technology, an expired patent and the unavailability of adequate financing, in 1999, the Company began exploring opportunities to utilize its management's contacts and relationships, as well as its goodwill in connection with high technology, in order to enter into the world of Internet technology. As a result, in February 2000, the Company entered into a Letter of Intent for the acquisition of Intellashop, Inc. ("Intellashop"), as a wholly owned subsidiary of the Company.

     Letter of Intent for Intellashop.com. On January 7, 2000, the Company reached an agreement, in principle, with Zorro Systems Inc., a Barbadian corporation ("Zorro Systems") and a leader in developing sophisticated real-time search technologies, for the acquisition of a one hundred percent (100%) interest in its subsidiary Intellashop.com (the "Acquisition"). As a result, on February 23, 2000, the Company and Zorro Systems executed a Letter of Intent contemplating, in part, that the Company issue 200,000,000 shares of its common stock to Zorro Systems, for the acquisition of Intellashop.com. The Acquisition is subject to the satisfactory due diligence of both the Company and Zorro, the successful amendment of the Company's Articles of Incorporation in order to increase the amount of shares authorized to be issued by the Company, as well as the successful negotiations and execution of a definitive agreement. See "Item
7. Certain Relationships and Related Transactions."

     Intellashop.com. Klein Valuation Services, Inc., of Toronto, Canada and a respected member in good standing of the Canadian Institute of Business Valuators, determined that


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Intellashop had a fair market value of between US $21,000,000 and US
$24,000,000, as of January 15, 2000. Intellashop is an advanced technology real-time personal shopping agent. Management of Intellashop believes it will become one of the world's leading consumer and business shopping portals because of the use of high technology which facilitates finding the best deals for consumers in an unbiased manner. Intellashop is based upon Zorro's technology, a real-time search process previously unavailable to the market. Through its Intellashop.com site, Intellashop intends to facilitate quick, easy to use, real-time, and reliable comparisons of products, prices, availability, and vendors from around the world, in order to become a primary shopping source for all Internet shoppers.

     International Data Corporation estimates that annual worldwide e-commerce over the Internet will grow from $32 billion in 1998 to approximately $425 billion by 2002. It is also estimated that Internet users will increase from 97 million in 1998 to over 319 million by the end of 2002.

     As the number of online merchants continues to grow, the consumer's ability to search for a specific product across multiple merchant sites becomes a time consuming task. A consumer can spend an average of ten minutes on each site locating price and shipping quotations. There are currently over 100 online book vendors and one can only imagine how long it might take to conduct a thorough search for a specific book. Thus, the need for a central location to source products, compare prices, and evaluate merchants continues to grow in importance. Many new e-commerce merchant sites are launched on the Internet everyday offering millions of products and services. Finding a specific product has become a daunting task, which is increasing in difficulty everyday as product selection continues to grow.

     There is a growing need for a centralized service to act as the consumer's dedicated shopper. A dedicated shopper or personal shopping agent will have to answer four basic questions when servicing users. Intellashop is designed to provide the answers to four primary questions for consumers:

     o Where can I find X product?

     o How much is the product?

     o How long will it take to arrive and what are the shipping and delivery costs?

     o How well can I trust the available online merchants?

     Intellashop is a personal shopping agent, which will meet all of the consumer's shopping needs. By allowing consumers to personalize their shopping preferences, Intellashop provides the tools to source products and product information, check real-time availability, compare price and quality of merchants, and obtain price and availability alerts.


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     Intellashop is designed to provide three primary services to consumers:

     o Product Locator services allow consumers to identify products of interest by using keywords or selected category criteria.

     o Order Optimization services organize and group products based on client criteria such as lowest price, quickest delivery or merchant service rating.

     o Order Placement services allow consumers to add product selections to a "shopping cart" and be guided through a "checkout" process that standardizes and simplifies the interface to the numerous vendors available.

     Initial product offerings through Intellashop are purposefully limited in order to provide for high quality managed growth of the business. Startup offerings include books, movies, DVD's, and music. New product categories will be added monthly based on market demand and vendor reliability. Intellashop.com intends to eventually service the following consumer product shopping categories:

                                      Books
                             Music / Video / Movies
                                Computer Software
                         Computer Hardware / Peripherals
                              Consumer Electronics
                               Toys / Collectibles
                                 Flowers / Gifts
                                 Travel Services
                       Home and Garden Tools and Supplies
                                 Office Supplies
                         Entertainment/Sports Ticketing
                               Clothing / Apparel
                           Fitness / Sports Equipment
                            Family / Health / Beauty
                            Gourmet Foods / Groceries
                                 Hobby & Leisure
                                   Automotive

     Intellashop hopes to fulfill these services through the following feature set:

     o Product Location. A general search that allows consumers to search for products based on the following criteria: Title, Author/Producer/Manufacturer, Year, Format, Features, and/or Keywords. Users can refine search results by adding more variables to search strings or by sorting results by specific criterion.


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     o    Product  Detail.  By clicking on items within search results users can see additional details of the product. Product detail presents all information available for a specific product (i.e. Title, Author, Year, Format, Abstract, Image, Specifications).

     o Merchant Compare. Intellashop.com does a real time search across vendor sites to present the consumer with the following details:
          Merchant, Merchant Rating, Shipping Details, Shipping Timeframe, Shipping Cost, Merchant Price, Total Localized Price, and a clickthrough button which will take them to the vendor's site. The merchant rating is a measurement of the merchant's quality of service, policies, features, and ease of use. Ratings are presented out of five stars with a clickthrough button to take user to merchant report card. The total localized price converts all pricing information into the user's local currency.

     o Price Availability Alert. Intellashop.com offers registered users the option to set an alert which will report back to the user when a specified product's price has come down to a predetermined level. Availability Alert will work in the same capacity. This feature will alert the user when a specified product becomes available. Intellashop.com's Price Availability Alert will evolve into a buying consortium model. Multiple users will set price expectations with credit card confirmation. Intellashop.com will then accumulate bids and proceed to make the purchase on the user's behalf.

     o Domestic Currency Conversion. Within Merchant Comparison grid, Intellashop.com converts all available vendors pricing into the domestic currency of the user.

     o Value Added Content. Intellashop.com will produce value added content to attract users on a frequent basis. Content will include product reviews, top 10 best sellers within a shopping category, weekly newsletters with online shopping tips and one click searches for popular products.

     o Saved Searches. Intellashop.com has set up a process where users can save specific product searches for later viewing. A natural extension for saved searches is to give the user the ability to send the results to a "friend" via email.

     o Rebate Program. Utilizing Affiliate fees and Merchant relationships, Intellashop.com can entice users with purchase rebates.

     o Shopping Cart. The shopping cart feature allows consumers to source a variety of products from multiple categories to determine best deal or package. For example, a consumer can build a Christmas shopping list consisting of various books, computer software, toys, and flowers. This feature would then report the


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          merchants that would deliver all of the above goods.

     o Express Check Out. Express check out allows consumers to automatically fill out personal information, billing, and shipping profiles on merchant sites from Intellashop.com's database. Express Check Out will evolve into a "one click" check out, where the user clicks one button for Intellashop to process and make the requested purchase on the user's behalf.

     Dedicated to helping consumers, Intellashop will aim to source and provide timely information and an evaluation and comparison of products and merchants available on the Internet. Intellashop's evaluation is based on important consumer-specific criteria such as price, delivery time-frame and quality of the merchant's service. In essence, Intellashop.com will offer consumers a singularly dedicated, unbiased one-stop, user-friendly shopping service with their best interest in mind, while facilitating instantaneous, easy, current and reliable comparisons of prices, products and vendors from around the world.

     Intellashop is consumer driven, not merchant driven. Intellashop.com will dramatically simplify and enhance the online shopping experience. The dialogue created between Intellashop, consumers, and merchants will provide multiple channels in which to generate revenue. Revenue channels for Intellashop will continue to evolve as use of the Internet increases. As Intellashop's user base grows, revenue will be generated through advertising, data-mining, buy consortium, merchandising and rebate programs. Long term revenue generators include partnership programs, licensing of Intellashop.com, and additional service offerings.

     Management feels that the primary advantage of Intellashop over its competitors is that the driving search engine technology is fast, efficient, and operates concurrently and instantaneously against vendor sites. Shoppers will be able to compare current prices for products among a wide variety of vendors with the confidence that the pricing they are receiving is accurate and current.

     Both ALPHA and BETA tests of Intellashop.com and all related software was completed as of December 31, 1999. Final quality control measures, feature improvements and user interface improvements are currently being implemented and Intellashop is preparing for official launch in the Spring of 2000.

     Intellashop's Business Strategy. Intellashop's business strategy includes the following key elements:

     o Centralized Service. Intellashop.com will become a central service users will value for being a trustworthy and timesaving online shopping solution.

     o Source and Compare. Intellashop will leverage the power of its real time search technology by giving users the ability to source products and compare available


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          merchants in real time positions.

     o Create Strong Brand Recognition. Intellashop believes that building brand recognition of Intellashop.com is critical to attracting and expanding its customer base. Intellashop intends to promote, advertise and increase its brand recognition through various marketing and advertising vehicles, heavy online promotion, and very strong public relations programs.

     o Develop Strategic Alliances. Intellashop will continue to seek and establish strategic alliances with global media companies to attract additional shoppers and to increase the brand recognition of Intellashop.com. Intellashop will establish arrangements with major search portals, guides and online communities. Intellashop is looking to build strong ties with "product recommendation" sites and other sites that offer complimentary services to the consumer.

     o Develop Customer Loyalty. Intellashop believes that satisfied customers will return to Intellashop.com and will contribute to increased traffic to the site through word-of-mouth referrals. Intellashop looks to provide its customers with an efficient and entertaining shopping experience by making Intellashop.com entertaining, convenient, and easy to use, by offering extensive selection of categories, an attractive presentation of product information, outstanding customer support, and compelling incentive programs.

     o Multi-Channel Revenue Model. Revenue will be generated through multiple channels:

          o Advertising - Advertising revenues are based on two streams. Sponsorship revenue is derived through the sponsorship of all out going media (i.e. weekly newsletters, price, and availability alerts). The second stream is through Advertising Banners. Intellashop will generate significant revenue through the hosting of Advertising Banners throughout the Intellashop.com site.

          o Data Mining - Intellashop.com will derive revenue through the analysis of consumer buying behavior. Aggregate data reports can be marketed and sold to a broad audience. Intellashop will also set up a service for vendors, which will allow them, for a monthly subscription, to query Intellashop.com's database to analyze consumer buying trends, product preferences and hot shopping categories.

     o    Buying   Consortium.   The  Buying   Consortium  is  an  evolution  of
          Intellashop.com's Price/Availability Alert. This service will allow the consumer to secure a bid for


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          a particular product via credit card. Based on demand for the product, if Intellashop.com can fulfill the request through the vendor partner's requested price point, Intellashop.com will broker the sale and receive a commission.

     o Merchandising. Intellashop.com will be in a position to derive revenues through merchandising directly into its database of users. As Intellashop.com builds relationships with its valued consumer base, it will be able to leverage that relationship to sell different categories of products directly to the user.

     o Rebate Program. Through merchant relationships and merchant affiliate programs, Intellashop.com will pass on an additional rebate to consumers who use Intellashop.com as a gateway to purchase products from Intellashop vendors. Intellashop.com will derive significant revenue by administering and managing the float of money being passed through. Intellashop.com also derives an additional percentage of sales as revenue.

     Intellashop's Operations and Technology. Intellashop.com's service is supported by a state of the art systems platform, which was designed with an emphasis on scalability, performance and reliability. On command, Intellashop.com's proprietary agent sources consumer products through category specific merchants on the Internet. The software platform and architecture are built on server-side Java, Weblogic, Linux, and ISO standard SQL scripts integrated with an Oracle relational database system. This internal platform was designed to include open application protocol interfaces that can provide real-time connectivity to merchants in the range of shopping categories in which Intellashop.com operates. It also allows Intellashop.com to quickly modify or add new shopping categories with no server down time and very little technical changes to the system.

     Intellashop.com's Internet servers utilize Verisign digital certificates to help it conduct secure communications and transactions.

     Intellashop.com out-sources most of its call center and customer service functions to APS Marketing in Cape Town, South Africa ("APS"). Intellashop.com takes advantage of APS's 24- hour real-time interactive response system with transfer capabilities.

     Intellashop.com has an exclusive license for its agent process system from Zorro Systems.

     Zorro Systems' processes are much like a network of components rather than a single integrated system. This new technology allows scalability both up and down (application services) and side to side (operational size). In other words the technology can be easily adapted for rapid growth in number of applications or user volume without any redesign or re- programming required.


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     Zorro Systems' technology has anticipated deployment in a number of diverse marketplace contexts and implementation in both friendly and unfriendly vendor environments. The technology is based on intelligent agents "data mining" vendor sites to facilitate information gathering and order processing.

     Zorro Systems' technology is JAVA servlet based, with Oracle as the database environment, and can be deployed on either UNIX or LINUX, or a combination of both. JAVA servlets are JAVA programs that run on our servers instead of the client's PC. The JAVA servlet environment is particularly powerful since it provides all of the JAVA functionality without the overhead and security risks of deploying JAVA programs to the client's computer.

     Intellashop.com's systems infrastructure, Web and database servers are hosted at Netsurf Inc. in Toronto, Ontario, which provides communication lines from multiple providers including UUNet and Sprint Worldwide, as well as 24-hour monitoring and engineering support. Netsurf Inc. has its own generator and multiple back-up systems in Toronto. Intellashop.com will also implement and maintain a non-interruptible power supply system and generator and redundant servers to provide service capability if failure may occur at the Netsurf Inc. center.


                                    Employees

     As of May 15, 2000, the Company employed only one full time employee, Martin F. Cardone. Mr. Cardone presently devotes 90% of his time to the current administration and management of the Company.

                                   Competition

     The market for Internet products and services is new, rapidly evolving and intensely competitive. The number of companies offering e-commerce and online direct marketing services, as well as shopping destination Web sites and merchant and product Web site directories and search services is large and increasing at a rapid rate. These companies compete with Intellashop.com for e-commerce merchants, shoppers, e-commerce transactions, advertisers and other sources of online revenue.

     Intellashop.com also competes with Web development firms, systems integrators, Internet service providers and traditional media companies that may offer alternatives to one or more components of Intellashop's e-commerce and direct marketing solutions. The Company expects competition to intensify in the future. Barriers to entry in its market are not significant, and current and new competitors may be able to launch new Web sites at a relatively low cost. Accordingly, the Company believes that its success will depend heavily upon achieving


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significant market acceptance before competitors and potential competitors introduce competing services. The Company shall compete directly for e-commerce merchants, shoppers, advertisers and other affiliates with numerous Internet and non-Internet businesses, including:

     o providers of e-commerce and online direct marketing services, such as Go2Net, Xoom and DoubleClick;

     o providers of e-commerce outsourcing services, such as Digital River, US Web and CyberSource;

     o providers of Web directories and search and information services, all of whom offer online shopping, including America Online, Microsoft, Yahoo!, Excite, Lycos and Infoseek;

     o    online shopping destination Web sites, such as iMall and Shopping.com;

     o Internet service providers, Web development firms and systems integrators, as well as companies offering products that address specific aspects of e-commerce, such as payment and transaction processing and security; and,

     o e-commerce and conventional merchants that provide goods and services similar to those available through links on our Web site.

     The Company expects that other companies, including media companies and traditional retailers, will offer directly competing services in the future. Many of these potential competitors are likely to enjoy substantial competitive advantages, including:

     o the ability to offer a wider array of e-commerce and direct marketing services;

     o    larger customer or user bases;

     o    greater name recognition and larger marketing budgets and resources;

     o    substantially greater financial, technical and other resources;

     o the ability to offer additional content and other personalization features; and,

     o    larger production and technical staffs.

     In addition, as the use of the Internet and other online services increases, larger, well- established and well-financed entities may continue to acquire, invest in or form joint ventures with providers of e-commerce and direct marketing solutions, and existing providers of e- commerce and direct marketing solutions may continue to consolidate. Providers of Internet


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browsers and other Internet products and services who are affiliated with providers of Web directories and information services that compete with the Company's Web site may more tightly integrate these affiliated offerings into their browsers or other products or services. Any of these trends would increase the competition the Company faces and could adversely affect its business and operating results. To be competitive, the Company must respond promptly and effectively to the challenges of technological change, evolving standards and competitors' innovations by continuing to enhance Intellashop's products and services, as well as sales and marketing channels. Increased competition could result in a decrease in shopper traffic on our Web site, fewer merchants listed in our directories, the obsolescence of the technology underlying the Company's e-commerce and direct marketing services, a loss of our market share and a reduction in the prices or margins of our products and services.

Item 2.  Plan of Operation

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSION IN THIS FORM 10-SB ASSUMES THE ACQUISITION OF INTELLASHOP, INC. AND CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS, ASSUMPTION AND UNCERTAINTIES, WHICH ARE DIFFICULT TO PREDICT. WORDS SUCH AS "BELIEVE," "MAY," "COULD," "EXCEPT," "LIKELY," AND VARIATIONS OF THESE WORDS, AND SIMILAR EXPRESSIONS, ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THIS SECTIONS ENTITLED "PLAN OF OPERATION," AS WELL AS THOSE DISCUSSED IN THIS PART AND ELSEWHERE IN THIS FORM 10-SB.

     The Company has not had any revenues from operations in each of the last two fiscal years. Cost and expenses for the year ending December 31, 1999 and December 31, 1998 were $367,753 and $267,117, respectively, an increase of $100,636 for the period ending December 31, 1999. Management attributes this use in costs and expenses due to an increase in accounts payable from continued day to day operation of the company.

     Assuming the completion of the Company's acquisition of Intellashop, an advanced technology real-time personal shopping agent, the Company's mission will be to become the primary information and comparison resource for all Internet Shoppers, by facilitating quick, easy to use, real-time, and reliable comparisons of products, prices, availability, and vendors from around the world.

     Initial product offerings will be limited in order to provide for high quality managed growth. Start-up offerings include books, movies, and music New product categories will be added based upon consumer demand and vendor reliability.

     Intellashop will substantially improve the consumer's online shopping experience based upon licensed technology from Zorro, a real-time search process previously unavailable to the market. This technology can execute multiple; concurrent "search-threads" in real-time, on behalf of an end-user or application. These "search-threads" are dispatched, executed and managed in the content of a "Zorro Agent Process."


Cash Requirements

     Although there can be no assurances, it is anticipated that the projected revenue for the first year will be approximately $417,000, and revenue for the second year is projected to be approximately $25,076,000. Expenses for the first year are projected to be $36,496,000, broken down as follows:

                  Marketing & advertising                       28,976,000
                  Customer support                                 720,000
                  Website/software development                   1,709,000
                  Employee costs                                 2,709,000
                  Administration                                   867,000
                  Finance                                          137,000
                  Depreciation                                   1,378,000

     The substantial amount spent on marketing is designed to attract Internet shoppers to the site, grow market share and by using permission marketing techniques acquire a large number of registered users. Once a critical mass of registered users has been attained, which the Company projects to take approximately eight months after operational start up revenues will be generated from this registered user base. Based upon the foregoing, the projected loss for the first year is approximately $36,079,000.

     On April 19, 2000, the Company entered into an agreement to sell 40,000,000 shares of its restricted common stock to Spherics Limited, Inc. (the "Spherics Stock") for a total of $2,000,000 (the "Proceeds") over a number of payments to be determined subsequently by the parties (the "Agreement"). The Agreement allows Spherics to terminate the transaction and force the return of the Proceeds in the event that the Company does not complete the intended acquisition of Intellashop within One Hundred Twenty (120) days from the date of the Agreement.

     The Company believes that its initial capital is expected to last approximately six to seven months, by which time the Company will likely have to seek additional capital to fund technology development, marketing and new product offerings. Such funds will be expected to last until the Company's operations can generate enough cash flow to fund future operations.

Research and Development

     Intellashop intends to have its product locate, product detail, vendor price comparison, and price/availability alerts features in operation when it goes live on the Internet. Although there can be no assurances, Intellashop hopes to launch live in the Summer of 2000, by having its product locate, product detail, vendor price optimization, and price/availability alert features in operation on its site. It is management's intention that Intellashop continue with its aggressive development schedule over the next twelve months.

     Initial sketches for several new features have been drawn which the Company hopes will be put into production over the next year. Of the new features proposed, two may be implemented by year's end. A shopping cart tool will allow consumers to shop for multiple products across multiple product categories and across multiple merchants. A second service, the Wireless price/availablity alerts, will alert customers about price and availability changes for a specific product via any number of wireless devices (i.e. cellular phones, pagers, and hand held Personal Digital Assistant's, such as palm pilots).

     Books, Movies, and Music make up the initial existing shopping categories shopped by Intellashop. Intellashop will continue to investigate and launch new shopping categories throughout the year. Immediate categories will include Computer Software, Hardware, and Consumer Electronics.

Purchase of Equipment

     Intellashop's business plan calls for an initial investment in equipment and software/website technology of approximately $2.2 million. After the launch of its site, the Company's plan calls for an additional capital investment of approximately $2.3 million within 6 months, which it hopes to obtain by a combination of equipment lease financing, equity financing or loans. However, there can be no assurance that adequate financing to support the Company's business will be available in the future on terms attractive to the Company, if at all.

     Intellashop.com's service is supported by a state of the art systems platform, which was designed with an emphasis on scalability, performance and reliability. On command, Intellashop.com's proprietary agent sources consumer products through category specific merchants on the Internet. The software platform and architecture are built on server-side Java, Weblogic, Linux, and ISO standard SQL scripts integrated with an Oracle relational database system. This internal platform was designed to include open application protocol interfaces that can provide real-time connectivity to merchants in the range of shopping categories in which Intellashop.com operates. It also allows Intellashop.com to quickly modify or add new shopping categories with no server down time and very little technical changes to the system. As Intellashop.com grows over the coming year this system will allow Intellashop to add new computer hardware and software systems as needed without an interruption in service.

Intellashop forecasts that they will purchase $3 to 4 million of equipment over the next year.

Employee Hiring Schedule

     Intellashop believes it has formed a highly talented team to execute the company's business plan. The Company believes that strengthening its operations and marketing will be a key to its success. Intellashop.com's development team is built around five seasoned developers, including a team leader. It is anticipated that the development team will grow to 10-15 people over the next year. The marketing and design team is currently expanding and currently is made up of seven individuals with a multitude of experience, this team is expected to grow to approximately 15-20 marketers within the year, while it is a goal to increase Intellashop's administration and support team to approximately 20 people over the next year.

Item 3. Description of Properties.

     The Company, as of the date of this filing, owns no real or personal property, tangible or intangible. The Company's executive office is located at 116 John Street, Suite 1300, New York, New York 10038. This space consists of only one office. The Company is a tenant-at- will and pays monthly rate of $500 for the office. Additionally, the Company currently leases two storage units in Seacacus, New Jersey, on a tenant-at-will basis, at a combined monthly rate of $402.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

     As of the close of business on May 19, 2000, there were 79,665,835 shares of Common Stock and no shares of Preferred Stock ("Preferred Stock") outstanding. The Common Stock is held by approximately 777 persons of record.

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of May 19, 2000 and adjusted to reflect the assumptions footnoted below, for each person who is known by the Company to own beneficially more than 5% of the outstanding Common Stock.

                                                                        Amount and Nature of           Percent(1)
    Title of Class           Name and Address of Beneficial Owner       Beneficial Ownership           of Class
    --------------           ------------------------------------       --------------------           --------
        Common                       Martin F. Cardone(2)                    17,041,699                  21.4%
                                       116 John Street
                                   New York, New York 10038

        Common                        Spherics Limited(3)                    40,000,000(4)               50.2%
                                   Victoria House, Box 58
                                 The Valley, Anguilla, B.W.I.


Item 5. Directors, Executive Officers, Promoters and Control Persons.

     The sole director, executive officer, his age and present positions with the Company are as follows:

      Name                         Age      Position
      ----                         ---      --------
      Martin F. Cardone            41       President; Chief Executive Officer; Director

----------
     (1) The calculation is based on 79,665,835 shares of Common Stock issued and outstanding and does not include any shares of Common Stock issuable by the Company upon completion of the proposed transaction contemplated by the Letter of Intent for Intellashop. See "Item 1. Description of Business."

     (2) Martin F. Cardone is the Company's President, CEO and Chairman of the Board of Directors. In May 2000, Mr. Cardone was issued 2,500,000 shares of common stock pursuant to his employment agreement with the Company which granted him such stock for the period from October 1, 1996 through October 1, 1998.

     (3) The beneficial owner of Spherics Limited is First Anguilla Trust Company Limited with principal offices located at Victoria House, The Valley, Anguilla, B.W.I.

     (4) On April 19, 2000, the Company entered into an agreement to sell 40,000,000 shares of its restricted common stock to Spherics Limtied (the "Spherics Stock") for a total of $2,000,000 (the "Proceeds") over a number of payments to be determined subsequently by the parties (the "Agreement"). The Agreement allows Spherics to terminate the transaction and force the return of the Spherics Stock in the event that intended acquisition of Intellashop does not occur within One Hundred Twenty (120) days from the date of the Agreement. Further, Wall Street M&A Group LLC, a corporation of which Mr. Cardone is a principal , was granted the voting rights of the Spherics Stock for a period beginning on May 19, 2000 and ending on the earlier of: (i) a combination (reverse split) of shares of Common Stock or other capital readjustment; or (ii) 90 days from May 19, 2000. See Item 7 "Certain Relationship and Related Transactions."

     The Board of Directors of the Company presently consists of only one person. Directors serve until the next annual meeting of shareholders or until their successors are duly elected and qualified. Officers are elected to serve, subject to the discretion of the Board of Directors, until their successors are appointed.

     Martin F. Cardone serves as the Company's President, Chief Executive Officer, and sole Director. Mr. Cardone was named President of the Company in September of 1994. In August of 1996, he was appointed as Chief Executive Officer and Chairman of the Board of Directors, to replace the retiring Dr. Nelson Merritt. Mr. Cardone is also a founder and principal of Wall Street M&A Group LLC, a consulting company that provides consultation and advice concerning mergers, acquisitions, financing, joint venture transactions and other corporate combinations. He has an extensive background of restructuring public companies (roll ups and consolidations), and he is a graduate of Boston College and holds a law degree from the William Mitchell Law School (University of Minnesota).

Item 6.  Executive Compensation.

     The following sets forth information concerning compensation paid to the executive officers of the Company during fiscal 1997, 1998 and 1999. No director received any compensation in his or her capacity as such.

     The following table sets forth information concerning all remuneration paid by the Company as of the date of the filing, to the Company's Directors and all Executive Officers as a group:

                                                Summary Compensation Table

                              Annual Compensation              Long Term Compensation

                                                                        AWARDS             PAYOUTS
Name and       Year     Salary($)   Bonus($)   Other       Restricted Stock   Securities   LTIP        All Other
Principal                                      Annual      Award(s) ($)       Underlying   Payouts($)  Comp. ($)
Position                                       Comp.($)                       Options/
                                                                              SARs (#)
----------------------------------------------------------------------------------------------------------------
Martin F       1999     $150,000(1)    0         0              0                 0           0           0
Cardone
(Chief
Executive
Officer and
President)
               1998     $150,0001      0         0           1,125,000(2)         0           0           0
               -------------------------------------------------------------------------------------------------

               1997     $60,0001       0         0           1,125,000(2)         0           0           0
               =================================================================================================

----------
          (1) To date, Mr. Cardone has not received his annual salary for 1997, 1998 and 1999. Mr. Cardone has not received any salary for his employment with the Company from January 2000 to the present. Mr. Cardone's employment agreement allows Mr. Cardone to convert the total amount owed for his employment, in part or in whole, into shares of common stock of the Company. Mr. Cardone has indicated to the Company that on or about June 1, 2000 he intends to elect to convert any unpaid salary due to him from the Company.


          (2) Pursuant to his employment agreement, Mr. Cardone received 1,125,000 shares of common stock in 1997 and 1998, respectively.

Martin F. Cardone Employment Agreement

     In September of 1996, the Company entered into a four-year employment agreement with Martin F. Cardone, as Chairman of the Board of Directors, Chief Executive Officer and President. The employment agreement is to expire in September of 2000, unless terminated earlier by either party pursuant to the agreement. Mr. Cardone was entitled to a base salary per annum of $60,000 for the first contractual year and $150,000 for each following contractual year, until termination of the agreement. Additionally, beginning on October 1, 1996 and ending on September 30, 1998, Mr. Cardone was entitled to receive 1,000,000 and 1,500,000 shares, respectively, of the Company's common stock for each 12 month period. Although no bonuses have been awarded, Mr. Cardone is entitled to annual bonuses as the board of directors may determine based upon the performance and achievement of specified goals of the Company. Mr. Cardone has agreed not to compete with the Company during the term of employment, unless otherwise permitted by the Company. The employment agreement includes customary provisions entitling the Company to terminate the Mr. Cardone's employment for cause or upon incapacitation or extended disability.

Item 7. Certain Relationships and Related Transactions.

     Martin F. Cardone, the Company's sole officer and director, also serves as a founder and principal of Wall Street M&A Group LLC ("Wall Street M&A"), a consulting company. On February 3, 2000, Wall Street M&A entered into a Consulting Agreement (the "Consulting Agreement") with Tropika International Limited ("Tropika"), to provide Tropika, and its subsidiaries, with, among other things, advice and assistance concerning mergers, acquisitions, financing, joint venture transactions and other corporate combinations, as well as performing such other services as Tropika, or any of its subsidiaries, reasonably requires. Tropika is the parent company of Zorro Systems Ltd. ("Zorro"). Currently, Zorro owns all of the issued and outstanding stock of Intellashop, Inc. ("Intellashop"). The Company and Zorro have entered into a Letter of Intent for the sale of a one hundred percent (100%) interest in Intellashop to the Company. See "Item 1. Description of Business."

     The term of the Consulting Agreement is for two years. It is agreed upon by the parties that for its services, Wall Street M&A shall receive:

     o Three Thousand Dollars (U.S. $3,000.00) per calender month, for the two (2) year term of the Consulting Agreement to be paid as an advance against future fees payable to Wall Street M&A, pursuant to the Consulting Agreement;

     o Upon the closing of: (i) the acquisition of Intellashop by the Company; (ii) the acquisition of substantially all of the assets of Intellashop by the Company; or, (iii) a merger, reorganization, consolidation or other business combination between the Company and Intellashop, Wall Street M&A shall immediately receive from Tropika an amount of shares equal to five percent (5%) the amount of shares issued to Intellashop by the Company in order to effectuate the aforementioned acquisition, merger, reorganization, consolidation or other business combination;

     o For the term of the Consulting Agreement, and for a period of 18 months thereafter, upon the closing of any financing for Tropika, its subsidiaries and/or Intellashop, by an entity introduced by Wall Street M&A, Wall Street M&A shall receive a fee equal to 5% of the aggregate dollar value of such financing;

     o Upon Tropika's listing for quotation on the NASDAQ National Market System, the American Stock Exchange or other comparable national or regional exchange, during the term of the Consulting Agreement, or within ninety (90) days after the termination of the Consulting Agreement, Wall Street M&A shall receive a fee of Fifty Thousand Dollars (US $50,000), provided, however, that Wall Street M&A substantially assisted Tropika during the application process; and,

     o Options to purchase Two Hundred Fifty Thousand (250,000) shares of the common stock of Tropika, at a price of Thirty-Eight Cents Canadian (CN $0.38) per share.

     Furthermore, in April of 2000, Wall Street M&A entered into a Consulting Agreement with Spherics Limited ("Spherics"), to provide Spherics with, among other things, advice and assistance concerning mergers, acquisitions, financing, joint venture transactions and other corporate combinations, as well as performing such other services as Spherics reasonably requires. The term of the Consulting Agreement is for two years. It is agreed upon by the parties that for its services, Wall Street M&A shall receive One Hundred Fifty Thousand Dollars (U.S. $150,000). See "Item 4. Recent Sale of Unregistered Stock."

     In April of 2000, Martin F. Cardone, the Company's President, CEO and director, and Spherics Limited, a corporation organized under the laws of Anguilla ("Spherics"), mutually agreed to terminate a December 1999 Letter of Intent between the parties which contemplated, in part, that for consideration of $150,000, Mr. Cardone would sell an amount of shares of the Company's common stock, beneficially owned by him, to provide Spherics with a controlling interest in the Company. As a result of the Company's proposed acquisition of Intellashop, Spherics and the Company entered into an agreement (the "Spherics Agreement"), in April of 2000, whereby Spherics has agreed to commit $2,000,000 to the Company, payable over a six month period from the date of the Spherics Agreement, for operating capital to be used in connection with the operation of Intellashop.com. In consideration for the $2,000,000 commitment, the Company has agreed to issue 40,000,000 shares of the Company's common stock to Spherics under the provisions of Section 4(2) of the Act. Further, it is agreed upon by the parties that in the event that the proposed acquisition for Intellashop.com is not successfully completed within 120 days from the date of the Spherics Agreement, the Company shall return any and all monies paid to the Company by Spherics pursuant to the Spherics Agreement, and all shares issued to Spherics by the Company pursuant to the Spherics Agreement shall be returned free and clear of all security interests, claims, liens and other encumbrances. However, Wall Street M&A an entity in which Mr. Cardone is a principal, was granted the right to vote those shares by irrevocable proxy for a period beginning on May 19, 2000 and ending on the earlier of: (i) a combination (reverse split) of shares of Common Stock or other capital readjustment; or (ii) 90 days from May 19, 2000.

     From 1997 to December 31, 1999, Mr. Cardone made loans to the Company totaling $191,113, exclusive of interest and penalties. To date the Company has yet to reimburse Mr. Cardone fully, although the Company intends to satisfy those loans through the proceeds of the Company's recent 504 offering. In the event that the Company is unable to satisfy such loans, Mr. Cardone and the Company may agree that the remaining principal and interest due Mr. Cardone be converted into shares of the Company's common stock.

     As a general rule, all transactions among the Company and its officers, directors or stockholders have been, and in the future will be, made on terms no less favorable to the Company than those available from unaffiliated parties. All future transactions, including loans, if any, between the Company and its officers, directors and principal shareholders and their affiliates and any transactions between the Company and any entity with which its officers, directors or principal shareholders are affiliated will be subject to the approval of a majority of the Company's Board of Directors, including the majority of the independent and disinterested outside directors of the Board of Directors and must be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

Item 8. Description of Securities.

Authorized Capital Stock

     The Company is authorized to issue 100,000,000 shares of Common Stock, $0.015 par value per share. As of May 19, 2000, a total of 79,665,835 shares of Common Stock were issued and outstanding, not including: (i) shares issuable to Martin F. Cardone for the conversion of salary payable to Mr. Cardone, pursuant to his employment agreement with the Company; and (iii) the shares reserved for the acquisition of Intellashop.com. See "Item 1. Description of Business." Additionally, the Company is authorized to issue 5,000,000 shares of Preferred Stock, $0.001 par value per share. No shares of Preferred Stock are presently issued and outstanding nor does the Company intend to issue such shares in the foreseeable future.

     The following summary description of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the Company's Articles of Incorporation and Nevada Law.

Common Stock

     Dividends. The Company has not declared any dividends since its inception. Because the Company intends to retain future earnings to fund the development and growth of its business, it does not anticipate paying cash dividends on the Common Stock in its foreseeable future. Any payments of dividends in the future is in the sole discretion of the Board of Directors of the Company. The Company's decision will be dependent upon the Company's financial condition, results of operations and other factors the Board of Directors deems relevant.

     Voting Rights. Holders of shares of Common Stock will vote as a single class together on all matters submitted to a vote of stockholders, with each share of Common Stock entitled to one vote, except as otherwise provided by law.

     Preemptive Rights. The holders of Common Stock are not entitled to preemptive or subscription rights.

Preferred Stock

     Designations, preferences, voting rights, dividends, convertibility, redeemability and the right to participate in the proceeds of liquidation may be determined by the Board of Directors from time to time for the Company's authorized shares of Preferred Stock.

Transfer Agent

     The Transfer Agent for the Company's Common Stock is American Stock Transfer & Trust Company, with an address of 6201 15th Avenue, Brooklyn, New York 11219.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     Market. From March of 1992 through May 17, 2000, prices for the shares were quoted on the "OTC - Bulletin Board," maintained by the National Association of Securities Dealers, Inc. From May 18, 2000 through the present the prices for the shares have been quoted on the "Pink Sheets." The Common Stock is presently traded under the symbol "VIRT." The following table sets forth the range of high and low bid quotations for the Company's Common Stock during each calendar quarter since the end of fiscal year, 1997, each of which has been rounded to the nearest, whole cent.


                                  HIGH BID                    LOW BID

March 30, 1998                     0.030                          0
June 30,1998                       0.060                          0
September 30, 1998                 0.080                          0
December 31, 1998                  0.024                          0
March 30, 1999                     0.090                          0
June 30,1999                       0.040                          0
September 30, 1999                 0.060                          0
December 31, 1999                  0.100                          0
March 30, 2000                     1.040                       .060
May 22, 2000                         .37                        .30

     The above prices were obtained from the National Quotation Bureau, Inc. The quotations represent inter-dealer quotations without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

     Outstanding Shares and Shareholders of Record. As of May 19, 2000, the transfer ledgers maintained by the Company's Stock Transfer Agent indicated that there were 79,665,835 shares of common stock issued and outstanding which were held of record by approximately 777 persons.

     Dividends. Since its inception, the Company has not paid any cash dividends on its stock. Any declaration in the future of any cash or stock dividends will be, at the discretion of the Board of Directors and will depend upon, among other things, earnings, the operating and financial condition of the Company, capital expenditure requirements, and general business conditions. There are no restrictions currently in effect which preclude the Company from granting dividends, with the exception that dividends may not be paid on the common stock while there are accrued but unpaid dividends on the Preferred Stock. It is the current intention of the Company to retain any earnings in the foreseeable future to finance the growth and development of its business.

Item 2. Legal Proceedings.

     No material legal proceedings to which the Company (or any officer or director of the Company, or any affiliate or owner of record or beneficially of more than five percent of the common stock, to management's knowledge) is a party or to which the property of the Company is subject is pending, and no such material proceeding is known by management of the Company to be contemplated.

Item 3. Changes in and Disagreements with Accountants

None.

Item 4. Recent Sales of Unregistered Securities.

     In April 2000, the Company commenced an offering (the "Offering") of 2,222,222 shares of common stock at a price of $.45 per share, pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Act").

     Of the 2,222,222 shares offered by the Company pursuant to Rule 504, 1,183,888 shares were paid for with cash. Analytica Financial Services is receiving a fee equal to $53,275 or 10% of the gross proceeds of the offering.

                                             NUMBER OF           AGGREGATE
                                           COMMON SHARES       CONSIDERATION
    PURCHASER                                                      PAID

Analytica Financial Services                  222,222             $100,000
New Alliance Corp.                            111,111             $ 50,000
Dr. Scott Busch                                55,556             $ 25,000
Matt Dye                                       97,778             $ 44,000
Charlene Beck                                 111,111             $ 50,000
Michael DiMedio                               111,111             $ 50,000
Paul Gastman                                   44,444               20,000
John Turco                                     44,444               20,000
Steven Jacobs                                 175,000               78,750
David Horvath                                 111,111               50,000
Mike Miller/Joshuah Foundation                100,000               45,000
                                        ==================================
TOTAL                                       1,183,888             $532,750

     As a condition to the offering, the Company reserved the right to accept consideration for the shares consisting of any tangible or intangible property or benefit to the Company, including, but not limited to, services performed. As such, the following shares were issued in partial or complete satisfaction of prior services performed or prior debts owed for services performed at the Offering price of $.45 per share.

                                      NUMBER OF COMMON             NATURE OF SERVICE
   NAME OF SHAREHOLDER                      SHARES                     PROVIDED

Steven A. Sanders                          200,000                         Legal
Laurence D. Paredes                         22,001                         Legal
William S. Rosenstadt                       22,001                         Legal
Ronald Berenblat                             5,000                         Legal
Eleccom Corporation, Ltd.                  777,777             Finder of Intellashop Acquisition
Lenny Abruzzo                               11,555                      Accounting
                                    ==============
                TOTAL                    1,038,334

     In April 2000, Martin F. Cardone, the Company's President, CEO and director, and Spherics Limited, a corporation organized under the laws of Anguilla ("Spherics"), mutually agreed to terminate a December 1999 Letter of Intent between the parties which contemplated, in part, that for consideration of $150,000, Mr. Cardone would sell an amount of shares of the Company's common stock, beneficially owned by him, to provide Spherics with a controlling interest in the Company.

     As a result of the Company's proposed acquisition of Intellashop, Spherics and the Company entered into an agreement (the "Spherics Agreement"), in April of 2000, whereby Spherics has agreed to commit $2,000,000 to the Company, payable over a six month period from the date of the Spherics Agreement, for operating capital to be used in connection with the operation of Intellashop.com. In consideration for the $2,000,000 commitment, the Company has agreed to issue 40,000,000 shares of the Company's common stock to Spherics under the provisions of Section 4(2) of the Act. Further, it is agreed upon by the parties that in the event that the proposed acquisition for Intellashop.com is not successfully completed within 120 days from the date of the Spherics Agreement, the Company shall return any and all monies paid to the Company by Spherics pursuant to the Spherics Agreement, and all shares issued to Spherics by the Company pursuant to the Spherics Agreement shall be returned free and clear of all security interests, claims, liens and other encumbrances.

     On December 31, 1997, Mr. Cardone elected to receive 12,320,999 shares of the Company's common stock at a deemed price of $.015 per share as satisfaction for $185,264 in loans Mr. Cardone made to the Company. The Company and Mr. Cardone agreed that the conversion price for that transaction would be the closing price for the Company's stock as quoted on a nationally recognized quotation system.

     As of December 31, 1999, the Company owed Mr. Cardone $551,113 which was a combination of unpaid salaries and promissory notes due Mr. Cardone (the "Notes"). The Company intends to pay $203,801 from the proceeds of its recent 504 Offering to Mr. Cardone to reduce that number to $347,312. Pursuant to Mr. Cardone's employment agreement with the Company and a separate agreement between the Company and Mr. Cardone which governed the terms of the Notes, Mr. Cardone had the right to convert any and all principal and interest due him into common stock of the Company at a 20% discount to the market price on the day(s) Mr. Cardone chooses to convert. On May 17, 2000, Mr. Cardone elected to convert $347,312 of the debts owed to him by the Company to 2,170,700 shares of the Company's common stock. In the event that the Company is unable to pay all or some of the remaining $203,801 due Mr. Cardone, Mr. Cardone retained his right to convert any unpaid debts from the Company to common stock. Further, on June 1, 2000 Mr. Cardone intends to convert $75,000 from his Year 2000 salary to common stock of the Company at the prescribed discounted price.

     In May of 2000, the Company issued 795,000 shares of its unregistered common stock to a number of individuals or entities as compensation for services and advancement of certain costs for the benefit of the Company (the "4(2) Offering"). The shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended. No broker was involved and no commissions were paid. The deemed price per share for purposes of the 4(2) Offering was $.24.

                                                NUMBER OF          NATURE OF
                                              COMMON SHARES        SERVICE
  NAME OF SHAREHOLDER                                              PROVIDED

    Richard Vincent                               25,000         Consulting
   Claudia Fioligio                                5,000         Consulting
    Marcella DeVone                                4,000         Administrative
      Mike Welsh                                  50,000         Consulting
   William Campbell                               18,000       Purchase of Goods
     Dee McNamara                                 10,000         Consulting
     Marc Gottlieb                                50,000              Legal
   Steven A. Sanders                             200,000              Legal
  Laurence D. Paredes                             40,000              Legal
 William S. Rosenstadt                            35,000              Legal
     Ron Berenblat                                 5,000              Legal
American Stock & Trust                            25,000         Transfer Agent
      Kerry Moody                                 50,000         Consulting
    Joan Ann Handy                                 3,000         Administrative
    Michael Beckman                               25,000              Legal

Item 5. Indemnification of Directors and Officers.

     Pursuant to the Articles of Incorporation the Company has such authority, as the Utah Business Corporation Act allows to indemnify its officers and directors to the extent provided for in such statute. The only statute, charter provision, bylaw, contract or other arrangement under which any controlling person, director or officer of the Company is insured or indemnified in any manner against which liability they may incur in their capacity as such is the Utah Corporation Code, as enacted and in effect upon adoption of the Articles of Incorporation and Bylaws governing the Company. The provisions of the Utah Corporation Code provide that the Company may, but is not obligated to, indemnify against the liability an individual made a party to a lawsuit because they were previously or currently a director or officer of the Company, if such person acted in good faith and reasonably believed his or her actions were in the best interests of Company. The Company may not indemnify such persons if they are found liable to the Company in a shareholders derivative suit or are found liable for having received an improper personal benefit. The Company is required to indemnify such persons if they are ultimately successful in the suit. Pending a final determination, the Company may advance funds to these persons, but only if provision is made for the return of all funds advanced in the event such persons are subsequently found to be unentitled to indemnification. The general effect of this statute is to make indemnification available to the officers and directors of the Company regarding actions taken in their official capacity, unless they are found liable to the Company for their actions, they received an improper benefit therefrom, or they did not act in good faith while reasonably believing their actions were in the best interests of the Company. Indemnification would include actions of the of the officers and directors of the Company taken in connection with this filing. If available at reasonable cost, the Company intends to maintain insurance against any liability incurred by its officers and directors in defense of any actions to which they are made

                                    PART F/S

     For information regarding this item, reference is made to the "Index of Financial Statements."

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 20, 2000


VIRTUAL REALITY, INC.



By:      /s/ Martin F. Cardone
         ----------------------------------------------
         Martin F. Cardone, Principal Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following person on behalf of the registrant in the capacity on this 19th day of May, 2000.


         /s/ Martin F. Cardone
         ----------------------------------------------
         Martin F. Cardone, Director

                          Index of Financial Statements


                              VIRTUAL REALITY INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

                              VIRTUAL REALITY INC.

                                    - INDEX -


                                                                    Page(s)

Independent Auditors' Report                                         F - 1

Financial Statements:
      Balance Sheet                                                  F - 2
      Statements of Operations                                       F - 3
      Statements of Changes on Shareholders' Equity                  F - 4
      Statements of Cash Flows                                       F - 5

      Notes to Financial Statements                              F- 6 - F - 8

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Virtual Reality Inc.
New York, New York


We have audited the accompanying balance sheet of Virtual Reality Inc. as of December 31, 1999 and the related statements of operations, changes in shareholders' equity and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Virtual Reality Inc. as of December 31, 1999, and the results of its operations and its cash flows for the two years then ended in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

                                                    /s/ LAZAR LEVINE & FELIX LLP
                                                       -------------------------
                                                       LAZAR LEVINE & FELIX LLP

New York, New York
March 17, 2000

                              VIRTUAL REALITY INC.
                                  BALANCE SHEET
                             AS OF DECEMBER 31, 1999

                                   - ASSETS -
CURRENT ASSETS                                                                                              $    --

FIXED ASSETS (Note 1d):
      Furniture and equipment                                                                                  56,711
      Less: accumulated depreciation                                                                          (54,326)
                                                                                                            ---------

TOTAL ASSETS                                                                                                $   2,385
                                                                                                            =========

               - LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT) -

CURRENT LIABILITIES:
      Accounts payable                                                                                      $ 149,320
      Taxes payable                                                                                             3,723
      Due to officer (Note 3)                                                                                 551,113
                                                                                                            ---------
TOTAL CURRENT LIABILITIES                                                                                     704,156

CONTINGENCIES (Note 5)

SHAREHOLDERS' EQUITY (DEFICIENCY) (Note 4):
      Common stock, $.015 par value 34,727,913 shares issued and outstanding                $    520,919
      Additional paid-in capital                                                               2,754,791
      Accumulated deficit                                                                     (3,977,481)    (701,771)
                                                                                            ------------    ---------

                                                                                                            $   2,385
                                                                                                            =========


   The accompanying notes are an integral part of these financial statements.

                              VIRTUAL REALITY INC.
                            STATEMENTS OF OPERATIONS

                                                                       For the Year Ended
                                                            -----------------------------------------
                                                            December 31,                December 31,
                                                                1999                       1998
                                                            ------------                -------------
NET SALES                                                   $       --                  $       --
                                                            ------------                ------------

COSTS AND EXPENSES:
      Operating expenses                                         342,266                     252,100
      Interest expense                                            25,487                      15,017
                                                            ------------                ------------
TOTAL COSTS AND EXPENSES                                         367,753                     267,117
                                                            ------------                ------------

LOSS BEFORE PROVISION FOR INCOME TAXES                          (367,753)                   (267,117)

      Provision for income taxes (Note 1e)                           200                         200
                                                            ------------                ------------

NET LOSS                                                    $   (367,953)               $   (267,317)
                                                            ============                ============


BASIC LOSS PER COMMON SHARE (Note 1f)                       $       (.01)               $       (.01)
                                                            ============                ============


WEIGHTED AVERAGE NUMBER OF SHARES (Note 1f)                   34,727,913                  34,024,707
                                                            ============                ============


   The accompanying notes are an integral part of these financial statements.

                              VIRTUAL REALITY INC.
            STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

                                                           Common Stock              Additional
                                                   ----------------------------        Paid-in        Accumulated
                                                      Shares           Amount          Capital          Deficit            Total
                                                   -----------      -----------      -----------      -----------       -----------
Balance at December 31, 1997                        33,602,913      $   504,044      $ 2,745,041      $(3,342,211)      $   (93,126)

Shares issuable to officer (Note 4)                  1,125,000           16,875            9,750             --              26,625

Net loss                                                  --               --               --           (267,317)         (267,317)
                                                   -----------      -----------      -----------      -----------       -----------

Balance at December 31, 1998                        34,727,913          520,919        2,754,791       (3,609,528)         (333,818)

Net loss                                                  --               --               --           (367,953)         (367,953)
                                                   -----------      -----------      -----------      -----------       -----------

BALANCE AT DECEMBER 31, 1999                        34,727,913      $   520,919      $ 2,754,791      $(3,977,481)      $  (701,771)
                                                   ===========      ===========      ===========      ===========       ===========


   The accompanying notes are an integral part of these financial statements.

                              VIRTUAL REALITY INC.
                            STATEMENTS OF CASH FLOWS

                                                                                                            For the Year Ended
                                                                                                       ----------------------------
                                                                                                       December 31,     December 31,
                                                                                                           1999            1998
                                                                                                       ------------     -----------
INCREASE (DECREASE) CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:
      Net loss                                                                                          $(367,953)       $(267,317)
      Adjustments to reconcile net loss to net cash (used by) operating activities:
        Depreciation                                                                                        2,810            2,810
        Write off of patents and copyrights                                                                  --             18,692
      Changes in assets and liabilities:
        Increase in accounts payable                                                                      145,520            3,800
        Increase in other current liabilities                                                                --                436
        Increase in taxes payable                                                                             266             --
                                                                                                        ---------        ---------
        Net cash (used by) operating activities                                                          (219,357)        (241,579)
                                                                                                        ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Decrease in security deposits                                                                          --              5,632
                                                                                                        ---------        ---------
        Net cash provided by investing activities                                                            --              5,632
                                                                                                        ---------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Increase in loans from officer                                                                      219,357          216,009
                                                                                                        ---------        ---------
        Net cash provided by financing activities                                                         219,357          216,009
                                                                                                        ---------        ---------

NET (DECREASE) IN CASH AND CASH EQUIVALENTS                                                                  --            (19,938)

      Cash and cash equivalents, beginning of year                                                           --             19,938
                                                                                                        ---------        ---------

CASH AND CASH EQUIVALENTS, END OF YEAR                                                                  $    --          $    --
                                                                                                        =========        =========


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
      Cash paid during the year for:
        Interest                                                                                             --               --
Income taxes                                                                                                 --               --

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES
      Fair value of shares issued to officer for compensation                                                --          $  26,625


   The accompanying notes are an integral part of these financial statements.

                              VIRTUAL REALITY INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE   1  -    DESCRIPTION  OF COMPANY  AND  SUMMARY OF  SIGNIFICANT  ACCOUNTING
               POLICIES:

          (a)  Organization and Nature of Business:

               The Company was previously in the business of development and production of virtual reality equipment and systems. Since 1997 the Company has been dormant. Management has been investigating opportunities to utilize and exploit the Company's goodwill.

          (b)  Cash and Cash Equivalents:

               For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

          (c)  Fixed Assets:

               Fixed assets are reflected at cost. Depreciation of furniture and equipment is provided on a straight-line basis over five years.

          (d)  Income Taxes:

               The Company records income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS No. 109). Under this standard, deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expense or benefit is based on the changes in the assets and liabilities from period to period and an operating loss carryforward. However, based upon historical losses, it is management's belief that it is more likely than not that none of the deferred tax asset will be realized. A valuation allowance has been created to reserve the entire deferred tax asset.

          (e)  Loss Per Common Share:

               The Company has adopted SFAS 128 "Earnings Per Share" ("SFAS 128"). SFAS 128 requires the presentation of "basic" and "diluted" earnings per share on the face of the income statement. Loss per common share is computed by dividing the net loss by the weighted average number of common shares and common equivalent shares outstanding during each period.

                              VIRTUAL REALITY INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 1    -    DESCRIPTION  OF COMPANY  AND  SUMMARY OF  SIGNIFICANT  ACCOUNTING
               POLICIES (Continued):

          (f)  Use of Estimates:

               In preparing financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.


NOTE 2    -    GOING CONCERN UNCERTAINTY:

               The accompanying financial statements have been prepared in accordance with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has sustained substantial operating losses over the past several years and has used substantial amounts of working capital in its operations. At December 31, 1999, current liabilities exceeded current assets by $704,156 and the accumulated stockholders' deficit aggregated $701,771. Management of the Company has been investigating opportunities to utilize and exploit the Company's goodwill (see also Note 6).


NOTE 3    -    DUE TO SHAREHOLDER/OFFICER:

               Due to shareholder/officer in the amount of $551,113 at December 31, 1999 bears interest at a rate of 8% per annum and is payable on a demand basis.


NOTE 4    -    SHAREHOLDERS' EQUITY (DEFICIENCY):

               Common stock issued and outstanding includes 2,500,000 shares in the aggregate issuable to an officer/shareholder for past compensation during the years ended December 31, 1998 and 1997.

                              VIRTUAL REALITY INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 5 - CONTINGENCIES:

               The Company is party to several pending legal proceedings and claims. Although the outcome of such items cannot be determined with certainty, the Company's management is of the opinion that provisions made for potential losses are adequate and any further liabilities and costs should not have a material adverse effect on the Company's results of operations or financial position.

NOTE 6 - SUBSEQUENT EVENT (Unaudited):

               On February 23, 2000, the Company entered into a letter of intent for the acquisition of Intellashop, Inc., a corporation organized under the laws of Anguilla. Intellashop is an advanced technology real-time personal shopping agent with its "Intellashop.com" Web site.

                                    PART III

Item 1. Index to Exhibits.

     For information regarding this item, reference is made to the "Index of Exhibits."


                                Index of Exhibits

        Exhibit No.         Description
        -----------         -----------

           3.1              Articles of Incorporation
           3.2              By-Laws
           10.1             Martin F. Cardone Employment Agreement dated
                            September 12, 1996
           10.2             Zorro Systems Ltd. Letter of Intent dated February
                            23, 2000
           10.3             Spherics Limited Investment Agreement dated
                            April 19, 2000
           10.4             Spherics Recission Agreement Dated May 9, 2000
           10.5             Eleccom Finder's Agreement dated May 23, 2000
           11.1             Statement re: Computation of Per Share Earnings
           99.1 Irrevocable Proxy of Spherics Common Stock, dated May 19, 2000
           99.2             Promissory Note dated November 3, 1996
           99.3             Promissory Note dated October 28, 1997
           99.4             Promissory Note dated January 15, 2000